SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

Computershare
100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

Date: 22/04/2008

SEC Mail Processing Section

MAY 01 2008

Washington, DC
111

To: All Canadian Securities Regulatory Authorities

Subject: ALTAI RESOURCES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	21/05/2008
Record Date for Voting (if applicable) :	21/05/2008
Meeting Date :	24/06/2008
Meeting Location (if available) :	Toronto

SUPPL

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	02136K108	CA02136K1084

[redacted]

Sincerely,

08002313

Computershare Investor Services Inc.

Agent for ALTAI RESOURCES INC.

5/7

PROCESSED

MAY 12 2008

THOMSON REUTERS

END